SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2008 Management Report

Dear Sirs:

We hereby submit the Management Report and the Financial Statements of Net Serviços de Comunicação S.A. (“Net Serviços” or “Company” or “NET”), for the fiscal year ended December 31, 2008, together with the Independent Auditors’ Report, for the appreciation of our shareholders, subscribers and suppliers, as well as the financial community and society in general.

It gives us enormous satisfaction to share our 2008 achievements with you. We continued to do everything possible to improve the quality of service offered to our clients and launched a series of innovative products that differentiated us from the competition, even in a highly competitive market such as ours. These included: Net Digital HD Max, which combines the convenience of a recorder with the best high-definition programming; Net Fone.com, a triple-play offer which marked our entry into a new and important segment of the population, taking digital inclusion to thousands of Brazilian homes; new Net Vírtua speeds of 3, 6 and 12 Mbps, in order to better meet users’ needs; Net Virtua 5G, the 5th generation broadband service providing ultra-high internet access speeds of up to 300 Mbps through the new network frequency management system, the Docsis 3.0; and a new Pay-TV portfolio, providing segmented programming assortments capable of meeting the most diverse individual and family needs.

We raised the bar in terms of sales and installation. Never in the history of this industry the number of pay-TV subscribers has increased so much as now, and we, who have since the begging believed in the product, led this growth.

In December, Anatel approved the acquisition of the pay-TV and broadband internet companies operating under the BIGTV brand. Accordingly, we began consolidating and integrating BIGTV into our operations, in order to provide the latter’s subscribers with our own, more complete programming, high-quality high-speed broadband access, and voice service, a process that should be concluded in the coming months. In line with our strategy of expanding into complementary regions, we entered into an agreement to acquire ESC90, a cable firm operating in the cities of Vitória and Vila Velha, in Espírito Santo state. This transaction is subject to approval by Anatel.

All of this only serves to underline our confidence in our strategy, every strand of which has proved to be correct and coherent and, above all, successfully implemented by our team.

We are fully aware that 2009 will be a particularly challenging year, mainly due to three factors: the slowdown of the Brazilian economy, increasingly fierce competition and the more stringent customer service regulations. However, we are convinced we can overcome these challenges as we have always done, thanks to our extensive product portfolio, competitive advantages that we have built and, especially, our continued focus on our business strategy.

Our work, today and always, is based on the proud claim that: The World belongs to the NETs’.

1. Operating Performance

We closed the year with 7,977,000 Revenue Generating Units, a 56% increase over 2007. We continued to record strong growth in our existing market, which accelerated still further after the launch of a new product, Net Fone.com.

Pay TV client base closed the year with 3,071,000 subscribers, 24% more than in 2007. The Digital Video client base reached 887,000, 47% up on 2007 and representing a 29% penetration of the total Pay-TV base. Churn rate in the last 12 months came to 14.9%, returning to its level before the increase triggered by the consolidation of Vivax. Of the total number of disconnections, 60% were requested by clients, mostly due to the move to areas not covered by the Company.

Broadband net additions totaled 794,000 in the year, raising the total broadband subscriber base to 2,217,000, 56% up on the previous year. Accordingly, bidirectional household penetration reached 31% and pay-TV base penetration, 72%. Churn rate rose from 17.1% in 2007 to 18.1% in 2008 due to the combination of two factors; (i) most disconnections occur in the first months after subscription when clients are getting used to the service; and (ii) we have been increasingly focusing on the sales of combos and, whenever one household disconnects, it disconnects all the services. As a result, although the absolute disconnection figures of the products seem similar, the churn rate increases in broadband because its base is smaller than that of pay TV.

We launched a new Net Vírtua broadband portfolio, which now offers speeds of 3, 6 and 12 Mbps, replacing the previous 2, 4 and 8 Mbps. In November, we launched Net Virtua 5G, the 5th generation broadband service providing ultra-high internet access speeds. This product is available in a 60 Megabyte version on an experimental basis in certain districts of São Paulo and Rio de Janeiro. The new Net Virtua 5G technology is strengthened by fiber optics and uses the new network frequency management system, Docsis 3.0.

Our Fixed Telephony base ended the year with 1,802,000 subscribers, 190% up year-on-year, while Broadband penetration reached 81%. Our Net Fone.com subscriber base closed the year at 166,000.

2. Financial Performance and Liquidity

Analysis of the main balance sheet accounts

At the end of 2008, our Total Assets amounted to R$6.1 billion, 20% more than in 2007.

Our year-end Cash position totaled R$736.9 million, enough to cover 75% of current liabilities and 42% of total debt. If we add account receivables, cash and cash equivalents came to R$ 903 million, covering 91% of current liabilities.

Deferred Assets closed the year at R$ 8.4 million, below the R$ 288.5 million reported at the end of 2007, thanks to the transfer of expenses from subscriber household installations to the fixed assets line in compliance with Law 11.638/07.

Intangible Assets stood at R$ 2,201 million, much higher than the R$ 42.5 million recorded in December 2007, due to the transfer of goodwill, software and brands and patents to this account, also in accordance with Law 11.638/07.

Analysis of consolidated results

Annual Net Revenue increased by 34.8%, totaling R$3,690.4 million, versus R$2,738.7 million in 2007, thanks to the 4% rise in ARPU, from R$ 131.34 in 2007 to R$ 136.24, and the 56% growth in the Company’s RGUs.

Operating Costs moved up by 33%, from R$1,318.1 million in 2007 to R$1,749.9 million in 2008, but fell from 48% to 47% as a percentage of net revenue. The absolute upturn was basically due to greater bandwidth consumption as a result of the expanded broadband base and the change in consumption profile. Other contributory factors included the increase in call center costs due to growth of the Net Combo subscriber base, which generates more complex customer services, and higher programming costs due to the expansion of the Pay-TV client base. It’s important to highlight that our costs were not affected by the foreign exchange fluctuations, since they are denominated in Reais (including programming costs).

Selling, General, Administrative and Other expenses stood at R$ 960.8 million, 42.4% up on the R$ 674.8 million reported in 2007. As a percentage of net revenue, SG&A moved up from 25% in 2007 to 26%. Selling Expenses rose 50% mainly due to the higher commissions and intense marketing campaigns, since all the launches were supported by new campaigns. General and Administrative Expenses rose 23% as we spent more with consultant services and infrastructure, to support our new standards.

Bad Debt Expenses totaled R$ 40.0 million in 2008, 12.4% more than the previous year’s figure of R$ 35.6 million. As a percentage of gross revenue, however, they fell from 1.3% to 1.1%, underlining the health of our credit portfolio, despite the entry of a new client segment.

EBITDA Before Selling Expenses totaled R$ 1,371.2 million in 2008, up 29% on the R$ 1,064.7 million in 2007. EBITDA margin before Selling Expenses remained stable at 37% between 2007 and 2008, showing that the Company’s EBITDA margin may rise if there is a slowdown in growth. EBITDA came to R$ 981.7 million, 21.8% up on the R$ 745.7 million posted in 2007, with a margin of 27%.

Depreciation and Amortization expenses totaled R$ 607.2 million, versus R$ 407.1 million in 2007, an increase of 49.2%, mainly due to higher expenses from the depreciation of digital decoders. In 2008, 42% of the client base was using this type of decoder, 59% more than the year before. Amortization expenses were primarily fueled by the increase in the amortization of goodwill from the Vivax acquisition and higher household installation expenses due to the larger subscriber base.

The Net Financial Result was an expense of R$ 318.5 million, versus an expense of R$ 74.0 million in 2007. Financial Expenses rose from R$ 149.4 million in 2007 to R$ 432.5 million in 2008, thanks to the impact of the devaluation of the Real on dollar-denominated debt. Note that NET did not contract any speculative foreign exchange operations and this expense had a purely accounting effect, with no impact on our cash position. We also recorded gains of R$ 5.0 million in 2008 from foreign exchange hedges compared to a loss of R$ 33.4 million in 2007and had a better result of R$ 30.2 million from the elimination of the CPMF financial transaction tax as of the 1Q08. Financial Income climbed by 51.1%, from R$ 75.4 million in 2007 to R$ 113.9 million in 2008, due to the higher average cash position caused by the entry of the funds from the Banco Inbursa loan. It is worth noting that our cash is 100% invested in fixed income assets with first-tier financial institutions.

Liquidity

Gross Debt, which includes interest booked and the principal, closed the year at R$ 1,759.8 million, a 56% increase over 2007, mainly due to the loan from Banco Inbursa in 2Q08 and the net amount of R$ 54.6 million raised via Finame throughout the year. The debt amount also increased due to the depreciation of the Brazilian Real against the US dollar.

Net Debt in 2008 totaled R$ 1,022.9 million, against R$ 555.0 million in 2007, an 84% increase. Net Debt/EBITDA ratio rose from 0.69x to 1.04x in 2008, still at a level considered adequate for the Company’s management.

Our investments (Capex) are mostly allocated to acquiring subscribers and include payments to installation personnel, acquisition of equipment and necessary adjustments to infrastructure to support subscriber growth. In another words, our Capex is variable as a function of number of installations. In this context, it is worth noting that the Capex spent on subscriber acquisition has a fast payback and brings an attractive and positive net present value. As a result, we feel comfortable about going ahead with our investment plans and proceeding with our accelerated growth strategy, since the return on these investments is totally in line with the policy on value creation for shareholders. As Capex is mostly variable, it tends to be higher as a percentage of revenue during this period of accelerated growth compared to periods when we are growing at a slower pace. Annual Capex totaled R$ 992.0 million, 29.1% more than in 2007, fueled by the higher number of household installations in 2008, which absorbed R$ 720.3 million of the total.

3. Capital Market

NET’s shares continued to present healthy liquidity on both the Bovespa and the Nasdaq in 2008. Daily traded volume on the Bovespa averaged R$ 31 million, a 45% decrease over the R$ 57 million recorded in 2007. On the Nasdaq, average daily traded volume climbed from US$ 7 million in 2007 to US$ 9 million in 2008.

In terms of price, our preferred share (NETC4) fell by 39%, from R$ 21.70 at end of 2007 to R$ 13.29 at the close of 2008, while the Ibovespa index dropped by 41% in the same period. On the Nasdaq, our ADR (NETC) price closed at US$ 5.82. The company’s market capitalization totaled R$ 4.5 billion.

In terms of capital structure, we are relatively unleveraged and there is no pressure on our debt principal amortization schedule in the short term. Our domestic and global S&P ratings remained unchanged at brAA- and BB, with corresponding Moody’s ratings of Aa3 and Ba2, both of which with a stable outlook.

4. Corporate Governance

We are convinced that the continuous evaluation of internal controls is an essential factor in ensuring sustainable growth. As a result, we are constantly seeking to identify possible business risks, at the same time implementing efficient controls in order to mitigate each one of them. Once again, at the end of the year, after testing these controls, we believe our level of control is appropriate for the Company as a whole. In accordance with the Sarbanes-Oxley Act, on December 31, 2008, both the CEO and CFO, certified the quality of our internal controls.

This is the sixth year in which the CEO and the CFO have certified the quality and integrity of our earnings disclosure based on international standards, including information for the local market. Our Disclosure Committee, implemented in 2003, has been fully consolidated and plays a fundamental role in our disclosure and transparency procedures.

Throughout 2008, we put considerable effort into compliance with Law 11.638/07 and Executive Decree 449/08, marking the beginning of the convergence of BR GAAP with international accounting practices (IFRS). We also began preparing for full adoption of IFRS by investing in staff training, analyzing the changes required and studying the applicable pronouncements on the preparation of the financial statements in line with the new directives.

The permanent Fiscal Council, established in 2005, continues to exercise the functions of the Audit Committee, as required by Sarbanes-Oxley. All of its three members are independent, one of them being elected by the minority shareholders at the Annual General Meeting. It continues to work closely with the Board of Directors in its areas of responsibility, which has facilitated certain important Company decisions concerning such issues as relations with the internal and external auditors and the review and approval of the financial statements in BR GAAP and US GAAP.

Pursuant to the Bovespa’s rules for companies listed on Level II of Corporate Governance, 20% of the Board of Directors is composed of independent members. The current Board comprises 12 members, 7 of which elected by Globo and 3 by Embratel; the remaining 2 are independent and one of these is elected by the minority shareholders at the Annual General Meeting. The Board is supported by a Financial Committee.

In 2008, NET maintained its commitment to exemplary treatment for minority shareholders, based on a planned and structured relationship. We held regular quarterly meetings with several professional associations in the financial area, attended 16 institutional investors’ conferences both in Brazil and abroad, and respected all quiet periods. We held 11 Apimec presentations, speaking to investors in São Paulo, Rio de Janeiro, Belo Horizonte, Brasília and Porto Alegre. We also held our first NET DAY, during which all the senior executives presented strategic and operating details on the Company. In addition, we are always available to clarify issues raised by current and potential investors, as well as the 20 independent analysts that cover the Company.

5. Human Resources

We closed 2008 with 12,227 employees, versus 8,151 in December 2007, an increase of 50%. This growth was concentrated in the sales and installations areas, in order to support our expansion without jeopardizing client service quality.

We are constantly mobilizing our staff to achieve our goals and keep our strategy on course, within an environment characterized by the highest ethical standards and constant professional development. In order to do so, we encourage our employees to take professional upgrading and university extension courses and we also maintain a performance-based compensation plan. The 2008 Profit Sharing Plan (PPR) consists of a bonus payment of up to 3.6 monthly salaries for all employees, plus an additional bonus for certain managers and officers with specific powers in their respective areas, in order to create synergies so the Company as a whole can achieve its targets.

6. Relationship with the Independent Auditors

Our financial statements in BR GAAP and US GAAP were audited by Ernst & Young, which also provided services not relating to auditing, especially regarding changes in the fiscal rules for the preparation of income tax declarations, understanding the IFRS pronouncements applicable to the preparation of the financial statements in line with the new directives, and due diligence related to corporate acquisitions in 2008, the fees for which amounted to R$ 541,000.00, or 33% of total audit fees. These services were carried out in less than a year by specialist teams entirely distinct from those responsible for auditing our financial statements, in line with the Company’s policy of ensuring the external auditors’ objectivity and independence.

All such services are duly analyzed by the Fiscal Council, which, in our case, also exercises the functions of the Audit Committee, as required by U.S. legislation and capital market regulations. Our independent auditors are supervised by the Fiscal Council, which forwards its opinion to the Board of Directors.

7. Acknowledgements

For the sixth consecutive year we have recorded sustainable growth, with a strong increase in our client base, launching innovative products, constantly striving for service excellence and breaking records in several areas.

Our decisions and the execution of our daily tasks are guided by our mission “TO BE THE BEST MULTI-SERVICE CABLE SOLUTION, CONNECTING PEOPLE TO THE WORLD FROM THEIR HOMES”. Every day we seek to deliver products and services that differentiate us from the market and that our clients can receive with satisfaction in the comfort and convenience of their homes.

We would like to thank all of our stakeholders for their support and we hope we can continue to count on you, reaffirming our COMMITMENT TO THE FUTURE in order to ensure the perpetuity of our Company, returns for shareholders, retribution to society and high-quality service for our clients.

Sao Paulo, February 11, 2009

Management

NET SERVIÇOS DE COMUNICAÇÃO S A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.